

March 4, 2014

Ms. Xin Zheng
Chief Financial Officer
Kirin International Holdings, Inc.
South Building of China Overseas Plaza
No. 8 Guanghua Dongli Road
Chaoyang District, Beijing, 100020
People's Republic of China

  Re: Kirin International Holdings, Inc.
    Form 10-K for fiscal year ended December 31, 2012
    Filed on April 16, 2013
    File No. 333-166343

Dear Ms. Xin:

  We have reviewed your response dated January 23, 2014 and have the following additional comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to this comment, we may have additional comments.

Ms. Xin Zheng
Chief Financial Officer
Kirin International Holdings, Inc.
March 4, 2014
Page 2

<u>Form 10-K filed on April 16, 2013</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19</u>

<u>Results of operations, page 28</u>

1.   We note your response to our comment and request that you please address the following:
   - explain to us how you determined you did not need to apply the percentage-of-completion accounting guidance described in ASC Topics 605-35-25-60 b. or c.;
   - tell us how often a detailed evaluation of each project's cost and revenue is performed;
   - tell us if any of your projects had zero or negative estimated gross profit; and
   - tell us if you made any changes to your accounting systems, policies, procedures, and internal controls: 1) to ensure early identification of variances from prior estimated project revenue and cost and 2) to reduce the likelihood of significant changes to these estimates.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or the undersigned at 202-551-3438 if you have questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Senior Staff Accountant